Exhibit 99.1

VANC Pharmaceuticals Receives TSX-V Approval to
Amend Warrant Exercise Price and Extend Warrant Expiry Dates

June 8, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, wishes to announce that further to its news release dated May 26, 2016 it has received TSX Venture Exchange approval to extend the term of 3,905,000 common share purchase warrants (the “Warrants”).  The original term of the Warrants had 36 months with an expiry date of June 12, 2016.  The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants issued pursuant to the private placement announced on March 21, 2013, from $0.50 per share in the third year to $0.40 per share.  In all other respects, the terms of the Warrants will remain unchanged and in full force and effect.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman, CFO

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.